

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

Via E-mail
Mr. Leland F. Wilson
Chief Executive Officer
Prudential Financial, Inc.
1172 Castro Street
Mountain View, California 94040

> **Re: Vivus, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for Quarterly Period Ended June 30, 2012**
> **Filed August 7, 2012**
> **File No. 001-33389**

Dear Mr. Wilson:

We have reviewed your September 5, 2012 response to our August 23, 2012 comment letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development, page 122

1. Please also provide the disclosure requested in previous comment one in your future Forms 10-Q.

Form 10-Q for the Three Months Ended June 30, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Activities, page 16

2. Regarding previous comment two, tell us why you believe it is appropriate to defer the costs as prepaid expenses rather than charging them to expense.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant